POWERBRIDGE TECHNOLOGIES

Global Trade Software
Applications & Technology Services

Investor Presentation

May/June 2019

Cautionary Note on Forward-Looking Statements

This presentation contains forward-looking statements that reflect our current expectations and views of future events. You can identify some of these forward-looking statements by words or phrases such as "may," "will," "should," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "approximately," "potential," "continue," or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this presentation and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This presentation contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The global trade software application and technology service industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Further information regarding the Company can be found in our Form 20-F and other filings that we may make with the SEC in the future. We undertake no duty to update the information in this presentation as a result of events or circumstances that may occur in the future.

Corporate Snapshot

Company	Powerbridge Technologies Co., Ltd.
Ticker	PBTS - Nasdaq
Price (May 20, 2019)	$3.66
Market Cap	$32.6 million
Average Volume	207,941
Shares Outstanding	8.9 million
Float	2.0 million (22.6%)
Analyst Coverage	Maxim Group

About Us

ADDRESSING COMPLEX AND MISSION CRITICAL NEEDS IN GLOBAL TRADE COMPLIANCE, LOGISTICS AND OPERATIONS

- A provider of software applications and technology solutions and services to corporate and government customers engaged in global trade in China
- Proprietary global trade applications and solutions deployable on premise and in the cloud with Powerbridge System Solutions, SaaS Services and BaaS Services
- Empowering all stakeholders in the global trade ecosystem to enhance efficiency, connectivity and collaboration in compliance, logistics and operations

Proven Track Record	Growing Revenue	Profitable Business	Solid Customer Base
20+ Years in Business	$23.1M Revenue in 2018	$3.0M 3 Year Avg Net Income	1,600+ Corporate & Government

Revenue and average net income based on audited 2016, 2017 and 2018 financial statements. SaaS - Software as a Service · BaaS - Blockchain as a Service.

Investment Highlights

STRONGLY POSITIONED TO SUPPORT THE COMPANY'S ACCELERATED GROWTH

POWERBRIDGE TECHNOLOGIES

Global Trade Software
Applications & Technology Services

- Sizable market opportunity driven by China's Belt & Road initiative and the convergence of disruptive technologies
- Proprietary global trade solutions backed by more than twenty years of deep domain knowledge and industry expertise
- Strong growth anticipated from new products and services to existing and new corporate and government customers
- Continued investments in talent and technology solutions to scale operations and support accelerated growth
- A seasoned and proven management team with a strong execution capability

Global Trade Process

GLOBAL TRADE IS A COMPLICATED AND CUMBERSOME PROCESS IN CHINA WITH MANY PLAYERS

A typical export process in China for a single shipment may involve:

21
organizations engaged in global trade

55
sets of trade documents

13
different core work processes

60
persons engaged in the process

150
information or message exchanges



A Typical Export Process
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21

- **1 The exporter**
- **8 Government agencies and authorities** such as customs, inspection and quarantine, tax and commerce, free and bonded trade zones, and ports and terminals
- **12 Logistics and other service providers** including freight forwarding agents, customs brokers, warehouse operators, transportation carriers, cargo handlers, commercial banks, credit guarantee companies, trade insurance companies and others

All figures presented are estimated by the Company.

Industry Background

ROBUST MARKET NEED FOR GLOBAL TRADE APPLICATIONS AND TECHNOLOGY SOLUTIONS

The Belt & Road Effect in China and Globally

- Belt & Road - China's initiative for unimpeded trade, facility connectivity and financial integration with partnering countries
- China's global trade volume continues to grow bolstered by the Belt & Road trades
- Ongoing government investments and incentives in trade infrastructure development and technology enhancement
- Domino effect of direct investment and development projects of the Belt & Road across the globe

Convergence of Disruptive Technologies

- Global trade a complex process involving extended workflows, voluminous documents and a great number of players
- Organizations facing challenges as global trade ecosystem growing in size, complexity and cost
- Convergence of disruptive technologies driving government and enterprises to invest in new technologies
- Blockchain technology emerging with potential to enable organizations engaged in global trade to better collaborate

Our Opportunity

LARGE ADDRESSABLE MARKETS WITH INCREASING DEMAND FOR SAAS AND BAAS APPLICATIONS

$28.8 Billion

Total Addressable Market

$5.2 Billion	$7.3 Billion	$16.3 Billion
Traditional Enterprise Software Market in China by 2020 Estimated by iResearch[1]	SaaS Application Market in China by 2020 Estimated by iResearch[2]	Blockchain Technology Market Globally by 2025 Estimated by Bekryl[3]

Sources [1 & 2]: 2017 Market Report by iResearch, http://report.iresearch.cn/report_pdf.aspx?id=3122
Sources [3] : Global Blockchain Market Size Analysis by Bekryl, https://bekryl.com/industry-trends/blockchain-market-size-analysis

Our Solutions

END-TO-END SOLUTIONS REDUCE THE COMPLEXITY AND COST OF GLOBAL TRADE



Powerbridge System Solutions
Powerbridge SaaS Services
Powerbridge BaaS Services

Powerbridge System Solutions
Efficiency Enhanced

Comprehensive and robust solutions to streamline and optimize business operations, regulatory compliance and trade logistics in global trade. Launched 20 years ago.

New solutions developed for regulated trade facility operations and management, smart customs clearance, smart port logistics and operations, cross-border compliance and logistics, among others.

Powerbridge SaaS Services
Connectivity Optimized

Facilitate improved use of resources, streamlined document handling, lower cost of operations and enhanced compliance and logistics connectivity and efficiency. Introduced in 2016.

New services developed for trade zone operations, cross-border e-commerce, inward processed manufacturing, couriered package clearance, smart shipping and other series.

Powerbridge BaaS Services*
Collaboration Empowered

Empower all players in the global trade ecosystem to synchronize and collaborate in unprecedented ways to increase operational efficiency and reduce trade cost. Ongoing roll out as pilot projects.

Developing technology infrastructures and rolling out new services for customs and compliance, cross-border logistics, and import and export supply chain visibility applications.

* Powerbridge BaaS Services in Development. As of April 2019, introduced as pilot projects on a limited basis to selected customers.

Our Technology

PROPRIETARY AND INTEGRATED PLATFORM WITH HIGH PERFORMACE RELIABILITY, FLEXIBILITY AND SCALABILITY

Powerbridge BaaS Platform*

Multiple blockchain technology engines, smart contract capability, global trade business components, and data separation modeling.


Powerbridge BaaS Services
Network Services
Business Components
Technology Engines
Powerbridge BaaS Platform
Hyperledger & Other Frameworks

* Powerbridge BaaS Platform in Development. As of April 2019, introduced as pilot projects on a limited basis to selected customers. For illustrative purposes only. There is no guarantee of any product being completed or having a specific outcome.

Powerbridge SaaS Platform

Secure multitenant architecture, scalable microservice components, ease of integration and configuration, extensible and interoperable.

Powerbridge System Platform

Scalable and modular architecture, flexible configuration modeling, reliable enterprise grade performance and diverse industry applications supported.

Big Data, AI & IoT Applications

Big data, artificial intelligence and Internet of Things technologies and applications utilized for global trade processes.

Intellectual Property Protection

62 software copyrights and 28 patents pending in China for blockchain, big data, microservice, mobile and transaction logic applications.

Sales Channels

MULTI-CHANNEL SALES EXECUTION FOR CUSTOMER AND MARKET SHARE GAINS

- Direct sales through our salesforce from the headquarters as well as regional sales and service offices
- Channel sales via channel partners, system integrators and hardware providers


Direct & Channel Sales
Regional Government Partners
Technology Partners
Belt & Road Partners

- Leverage relationship, influence and resources of regional government agencies, authorities and investment entities
- Employ partnering initiatives to create an “umbrella effect” of servicing all corporate and government entities in the regions

- Partner with leading applications and technology service companies in other markets with strong brands, complementary products and extensive market coverage
- Combine market and solution strengths to target a broader base of customers

- Collaborate with the Belt & Road related government entities, infrastructure developers and logistics service providers
- Revenue comes from increasing demand of the Belt & Road related projects and services

Our Customers

BROAD BASE OF GOVERNMENT, CORPORATE AND SERVICE PROVIDER CUSTOMERS

Government Customers
Customs, regulated trade zone and port authorities, Chinaport and other global trade related government entities.

Corporate Customers
Importers and exporters, manufacturers engaged in global trade, and multi-national companies.

Service Provider Customers
Freight forwarders, customs brokers, warehouse operators, transportation companies and other service providers.

1,683 - Total No. of Customers*

- 1,012 - Corporate customers
- 635 - Service provider customers
- 36 - Government customers

* As of December 31, 2018

Revenue Growth

REVENUE DRIVERS SUPPORTED BY INVESTMENTS IN NEW PRODUCTS AND SALES FOOTPRINT

Existing Customers & Relationships

- Cross-selling opportunities for new products and services
- Increasing demand for Belt & Road projects and services from existing customers

New Customers & Partnerships

- New customer acquisition via an expanding direct salesforce
- Leverage multi-channel partnerships to capitalize on the “umbrella effect” of servicing customers

New Products & Services

- Active new product and service flow to existing and new customers
- Timely introduction of new products such as SaaS, BaaS and Big Data services

Competitive Strengths

20-YEAR TRACK RECORD IN GLOBAL TRADE SOLUTIONS IN CHINA TO DRIVE MARKET DOMINANCE

Competitive Landscape

Historically a highly fragmented market with many small regional players

No dominant players or big name software providers in the space

Current products and services mostly based on legacy technologies

Potential entries by new technology players into the space a possibility

Opportunities exist for a dominant player to emerge in the near future

Our Competitive Strengths

- Global trade software pioneer with a comprehensive and expanding product portfolio
- Deep domain knowledge and industry expertise with a solid and diversified customer base
- Solid foundation for developing and expanding new and disruptive technology based products
- A deeper market penetration with a broader geographical reach to accelerate revenue growth
- Scalable business poised for significant growth led by a proven management team

Executive Management

PROVEN LEADERSHIP AND MANAGEMENT TEAM OF INDUSTRY AND TECHNOLOGY VETERANS

Ban Lor, Founder, President & Chief Executive Officer
A thirty-year global trade and technology veteran. Previously founder and Chief Executive Officer at Lorons International, a global trade and manufacturing company. B.S. in Electrical Engineering from State University of New York at Stony Brook and M.B.A from New York Institute of Technology.

Stewart Lor, Cofounder & Chief Financial Officer
Previously Chief Operating Officer at Powerbridge. Cofounder and President of Lorons International. Held executive positions at Cmark Holdings and Fanz. B.S. in Biochemistry from State University of New York at Stony Brook.

Robert Nanfang Li, Chief Strategy Officer
Previously CEO at SK C&C China, Senior VP at SK China, CEO at Rootnet Technology and VP at Capinfo. B.S. in Electrical Engineering from University of Science and Technology of China and M.S. in Computer Networks from University of Electronic Science and Technology of China.

Simon Xiuhe Jiang, Chief Product Officer
Previously Chief System Architect and VP of Applications at Powerbridge. Held management positions in system design and software engineering in various organizations. M.S. in Computer Engineering and B.S. in Computer Science from China Northeastern University.

Kevin Tianfei Feng, Chief Research & Development Officer
Previously VP of Technology at Digital China Golden Vista and Bangtai United, Director of Technology and Development at Ali Health, and Chief System Architect at Chinaport. Ph.D. in Aerospace and Astronavigation Engineering from Beihang University.

Selected Financials

COMPANY IS POSITIONED AND POISED FOR ACCELERATED GROWTH

2018 Financial Summary

($M)	Fiscal 2018	Fiscal 2017	Change in Amount
Revenues	$23.1	$21.6	$1.5
Gross Profit	7.8	8.1	-0.3
Operating Expenses	6.8	4.2	2.6
Operating Income	1.0	3.8	-2.8
Net Income	1.6	4.0	-2.4

Investing in Sales and Technology Talent

	Fiscal 2018	Fiscal 2017	Increase in Numbers	Increase in Percentage
Research and Development	111	48	63	131%
Sales and Marketing	51	30	21	70%
Technical and Support	109	68	41	60%
General and Administration	28	22	6	27%
Total No. of Employees	299	168	131	78%

Based on audited twelve months ended December 31, 2018 and December 31, 2017 results.

Capitalization Table

		Shares Purchased	
		Amount (#)	Percent (%)
December 31, 2018	Ordinary Shares Outstanding	6,905,248	100%
	Warrants Outstanding	0	0%
	Options Outstanding	0	0%
	Total	**6,905,248**	**100%**
Post April 2, 2019 IPO	Existing Shareholders	6,905,248	77%
	New Investors	2,012,500	23%
	Total	**8,917,748**	**100%**

POWERBRIDGE TECHNOLOGIES

Global Trade Software
Applications & Technology Services

Powerbridge Technologies Co., Ltd.
1st Fl, Bldg D2, Southern Software Park
Tangjia Bay, Zhuhai, Guangdong, China
www.powerbridge.com